Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:	Erin DeGiorgi
comScore, Inc.
(703) 234-2662
press@comscore.com

comScore and Rentrak Complete Merger,

Creating the New Model for a Dynamic Cross-Platform World

Two longtime leaders in measurement innovation use massive data scale to establish new currencies for understanding consumers’ multiscreen behavior

RESTON, VA, February 1, 2016 – comScore, Inc. (NASDAQ: SCOR) announced today the completion of its merger with Rentrak to create a new cross-platform measurement company built on a precise, innovation-led understanding of audiences, brands and consumer behavior at massive scale.

“This merger brings together two great entrepreneurial companies that invented their respective fields and their respective trusted currencies,” said Serge Matta, CEO of comScore. “Both have been driven to create innovative technology platforms that use massive data scale to measure increasingly fragmented consumer behavior. Together these two principal architects of the multiscreen future will deliver the cross-platform currencies that have been demanded for so long.”

Both companies have unmatched expertise in unifying billions of pieces of proprietary “census” data, encompassing digital, TV set-top box, movie screens and demographic information with the behavior of millions of individual consumers.

Together, the new company reports in more than 75 countries. In the United States, comScore will now be measuring behavior on more than 260 million desktop screens, 160 million mobile phone screens, 95 million tablet screens, 40 million television screens, 120 million video-on-demand screens, and 40,000 movie theater screens representing well over a hundred million movie-goers.

“The cross-platform world is changing rapidly and this change demands relentless inventiveness, agility, and collaborative intelligence,” added Matta. “These are qualities on which both companies have built their success. This proven ability to precisely measure extremely fragmented, dynamic audiences in dramatic, innovative ways — and to quickly report on it — has provided the insights that allow our clients to act with great competitive advantages.”

“The media industry can no longer be measured with samples in the thousands of households or individuals,” said Bill Livek, Vice Chairman & President of comScore. “The solutions our customers need must be based on unifying and making actionable massive amounts of information they can use as both a currency and to better manage their businesses. Our joint cultures have been living and breathing this mission from our companies’ inceptions.”

“When you come from the world of trillions of fragmented digital interactions, you understand the need for massive data and sophisticated technology. That’s why for 15 years we’ve invented measurement systems based on these principles in anticipation of the evolving needs of our clients,” said Magid Abraham, comScore’s Chairman and Co-Founder. “We’re incredibly excited about where our innovations and insights will take our clients in this new trajectory.”

About comScore

comScore (NASDAQ: SCOR) is the cross-platform measurement company that precisely measures audiences, brands and consumer behavior everywhere. comScore completed its merger with Rentrak Corporation in January 2016 to create the new model for a dynamic, cross-platform world. Built on precision and innovation, our unmatched data footprint combines proprietary digital, TV and movie intelligence with vast demographic details to quantify consumers’ multiscreen behavior at massive scale. This approach helps media companies monetize their complete audiences and allows marketers to reach these audiences more effectively. With more than 3,200 clients and global footprint in more than 75 countries, comScore is delivering the future of measurement. For more information on comScore, please visit comscore.com.

Cautionary Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, expectations as to the development of new products, particularly in cross-media measurement; and expectations regarding the strategic and financial benefits of comScore’s acquisition of Rentrak Corporation. These statements involve risks and uncertainties that could cause comScore’s actual results to differ materially, including, but not limited to: comScore’s ability to develop new products, particularly in cross-media measurement; comScore’s ability to integrate Rentrak’s business with its own; and comScore’s ability to sell new or additional products and attract new customers.

For a detailed discussion of these and other risk factors, please refer to comScore’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended September 30, 2015 and other filings comScore makes from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s Web site (http://www.sec.gov).

Stockholders of comScore are cautioned not to place undue reliance on its forward-looking statements, which speak only as of the date such statements are made. comScore does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.